PATRIOT TRANSPORTATION HOLDING, INC.
                        501 Riverside Ave., Ste 500
                        Jacksonville, Florida 32202

                              April 17, 2012

Ms. Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:   Patriot Transportation Holding, Inc.
      Form 10-K for the year ended September 30, 2011
      Filed December 8, 2011
      Form 10-Q for the quarter ended December 31, 2011
      Filed February 1, 2012
      File No. 000-17554

Dear Ms. Cvrkel:

      This letter responds to the staff's comment letter dated April 3, 2012 and received by the Company on April 3, 2012 (the "Comment Letter") regarding the above-referenced filing. For your convenience, each of the comments has been duplicated below, followed by our responses.


Form 10-K for the Year Ended September 30, 2011
-----------------------------------------------

Part III
--------

    1. Please revise this section to ensure that all of the information required by Items 10 through 15 are specifically incorporated by reference from your proxy statement or included in the Form 10-K or advise. The sections of the proxy statement titled "Compensation Discussion and Analysis" and "Non-Employee Director Compensation" do not appear to be incorporated by reference into Item 11, the information pursuant to Item 407(a) of Regulation S-K does not appear to be incorporated by reference into Item 13 and the information required by Item 14 appears to be located in the section of the proxy statement titled "Independent Registered Public Accounting Firm" instead of the sections titled "Independent Auditor" and "Ratification of Independent Registered Certified Public Accounting Firm."

Company Response:

In future filings the Company will will ensure that all of the information required by Items 10 through 15 are specifically incorporated by reference from our Proxy Statement or included in the Form 10-K. In the case of the Form 10-K for the year ending September 30, 2011 it would have been presented as shown below:

Item 11.  EXECUTIVE COMPENSATION.

Information required in response to this Item 11 is included under the captions "Compensation Discussion and Analysis," "Executive Compensation," "Compensation Committee Report," "Non-Employee Director Compensation," "Board Leadership Structure and Committee Membership-Compensation Committee," and "Shareholder Return Performance" in the Company's Proxy Statement and such information is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission not later than December 31, 2011.

Item 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Information required in response to this Item 13 is included under the captions "Related Party Transactions", "Corporate Governance," and "Board Leadership Structure and Committee Membership" in the Company's Proxy Statement and such information is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission not later than December 31, 2011.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Information required in response to this Item 14 is included under the caption "Independent Registered Public Accounting Firm" in the Company's Proxy Statement and such information is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission not later than December 31, 2011.


Exhibit 13 2011 Annual Report
-----------------------------

Quarterly Financial Data
------------------------

     2. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the two severe non-preventable incidents that occurred in the last four months of 2011, and the gain in discontinued operations in the first quarter of 2011. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Company Response:

These two items were discussed multiple times in the annual report and footnotes. In future filings the Company will include a footnote similar to the example below and refer to that note in the Quarterly Results table:

18. Unusual or Infrequent Items Impacting Quarterly Results.

Discontinued operations, net for the first quarter of fiscal 2011 included a book gain on the exchange of property of $4,926,000 after tax (see note 15).

Operating profit in the fourth quarter of fiscal 2011 decreased primarily due to an increase in the Transportation segment's insurance and losses of $1,204,000 due to two severe non-preventable incidents in the last four months of fiscal 2011 combined with higher health insurance claims incurred.


Management's Discussion and Analysis
------------------------------------

Executive Overview
------------------

     3. We note your disclosure that in June 2010 you entered into a letter agreement with Vulcan Materials Company that required modifications to the existing mining lease on your property, such that the mining will be accelerated and the mining plan will be revised to accommodate future construction of up to 105 residential dwelling units around the mined lakes. Please tell us the effects, if any, that this modification will have on the revenue recognition of this lease.

Company Response:

The lease with Vulcan contains a provision where they pay the greater of a contract minimum amount or a percentage of revenue generated from aggregate mining. The royalty revenue to date has been the contract minimum ($316,612 in fiscal 2011) because the property has never been mined. The agreement did not change the royalty revenue terms of the lease other than to shorten the term of the lease on the proposed residential part of the property from approximately 25 years to 15 years. The Company is unable to project with any certainty how the agreement will impact future revenues because Vulcan has a great amount of discretion in the timing of its mining activity. It is unlikely that revenues would be materially different due to this agreement in the near term due to the time required for Vulcan to obtain mining permits and establish operations.

     4. We note from your discussion in MD&A that properties held for future development include Patriot Business Park, in which land development efforts commenced in the spring of 2008 but were placed on hold in April 2009. Please tell us the current status of this project and explain to us how you evaluated this property for any impairment loss as of September 30, 2011.

Company Response:

The Company has resumed development of Patriot Business Park effective April 1, 2012 due to two recent developments. As reported on a Form 8-K on February 15, 2012, the Company signed an agreement to sell 15.18 acres of land at the site for a purchase price of $4,774,577 which would result in a profit if completed. The Company also entered into a build to suit lease signed April 2 for a 117,600 square foot building. It is anticipated that the entire construction cost of this build to suit will be recovered by cash flows during the initial 123 month term of the lease.

As disclosed in the Company's accounting policy footnote and critical accounting policies the review of real estate group assets consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures. In the case of Patriot Business Park since there were no historical cash flows the budgeted models were reviewed to insure that the future projected undiscounted cash flows exceeded the Company's basis in the property at September 30, 2011. While not relevant to that impairment review method we did note that the market price paid by the Virginia Department of Transportation in a prior year condemnation of a portion of this property and also the Letter of Intent for the sale announced in February also provided support that the value of the land exceeded the Company's basis.

Comparative Results of Operations
---------------------------------

     5. We note from your discussion in MD&A that insurance and losses increased $659,000 in 2011 compared to 2010 due to two severe non-preventable incidents in the last four months of 2011. Please tell us the nature of these incidents and explain to us whether the losses incurred involved the impairment (or potential impairment) of any assets as of September 30, 2011, or create any contingent liabilities which should be disclosed under ASC 450-20-50. Please advise or revise as appropriate.

Company Response:

As disclosed in the Company's accounting policy footnote and critical accounting policies the Company has a $250,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers' compensation, automobile liability, and general liability insurance programs. We determined these two incidents were non-preventable in that our company truck drivers could not reasonably have done anything to avoid these incidents. One of the incidents was an accident involving injury to a pedestrian. The Company determined that it was probable that potential costs of defense and/or settlement would exceed our deductible of $250,000 and thus that amount was expensed. The other incident was an explosion and fire during delivery of gasoline injuring our driver and resulting in destruction of property and an environmental cleanup. The Company determined that it was probable that the potential costs of defense and/or settlement would exceed the $250,000 deductible for liability and estimated a cost of $375,000 for the workers' compensation for our driver (versus the $500,000 deductible). Therefore, these amounts were expensed. The Company determined it was not reasonably likely that a change in the Company's estimate of its probable liability would occur in the near term. The Company continues to re-evaluate its self-insurance reserves on a quarterly basis. There was no impairment of assets as of September 30, 2011 related to these incidents. The only damage to an asset was in the second incident and the truck and trailer were written-off. The Company does not believe that these incidents will have a material impact to future results.


Audited Financial Statements for the Year Ended September 30, 2011
------------------------------------------------------------------

Statements of Cash Flows
------------------------

     6. We note your disclosure at the bottom of the statement of cash flows that you recorded a non-cash transaction from an exchange of real estate of $4,941,000 in December 2010. We also note that this transaction appears to relate to the sale of the Caroline County land and subsequent purchase of Hollander 95 Business Park. Please explain to us and disclose in the notes to the financial statements the nature and significant terms of this exchange transaction and explain how it has been accounted for in your financial statements as of September 30, 2011.

Company Response:

The sale of the Caroline County land was disclosed in Note 15 to the audited financial statements as follows:

In December 2010, a subsidiary of the Company, Florida Rock Properties, Inc., closed a bargain sale of approximately 1,777 acres of land in Caroline County, Virginia, to the Commonwealth of Virginia, Board of Game and Inland Fisheries. The purchase price for the property was $5,200,000, subject to certain deductions. The Company also donated $5,599,000 primarily for the value of minerals and aggregates and recognized a $2,126,000 permanent tax benefit. The $2,126,000 permanent tax benefit was recorded to income taxes receivable for $303,000 and offset to long-term deferred tax liabilities of $1,823,000. Actual realization of the $1,823,000 in deferred taxes will depend on taxable income, income tax rates, and income tax regulations over the 5 year carry forward period. The Company's book value of the property was $276,000.

The exchange for the Hollander 95 Business Park was disclosed in multiple places in Management's Discussion and Analysis as follows:

The Company used all the proceeds in a 1031 exchange to purchase Hollander 95 Business Park in a foreclosure sale auction through a qualified intermediary. Hollander 95 Business Park, in Baltimore City, Maryland, closed on October 22, 2010 by a 1031 intermediary for a purchase price totaling $5,750,000.
The exchange was facilitated through an intermediary. The transactions were accounted for independently for book purposes. In future filings the Company will expand the disclosure in Note 15 to include information on the exchange purchase of the Hollander 95 Business Park and expand disclosure related to the accounting for the bargain sale as shown in the Company's response to your question 7.


Notes to the Financial Statements
---------------------------------

Note 15. Discontinued Operations
--------------------------------

     7. We note your disclosure that in connection with the sale of the land in Caroline County Virginia, you donated $5,599,000 primarily for the value of minerals and aggregates and recognized a $2,126,000 permanent tax benefit. Please provide us more details about the nature of this donation including how you determined the fair market value of the property that was donated and explain to us how you accounted for this transaction in your financial statements as of September 30, 2011.

Company Response:

The accounting for the sale of the Caroline County land was disclosed in Note 15 to the audited financial statements as follows:

In December 2010, a subsidiary of the Company, Florida Rock Properties, Inc., closed a bargain sale of approximately 1,777 acres of land in Caroline County, Virginia, to the Commonwealth of Virginia, Board of Game and Inland Fisheries. The purchase price for the property was $5,200,000, subject to certain deductions. The Company also donated $5,599,000 primarily for the value of minerals and aggregates and recognized a $2,126,000 permanent tax benefit. The $2,126,000 permanent tax benefit was recorded to income taxes receivable for $303,000 and offset to long-term deferred tax liabilities of $1,823,000. Actual realization of the $1,823,000 in deferred taxes will depend on taxable income, income tax rates, and income tax regulations over the 5 year carry forward period. The Company's book value of the property was $276,000.

The fair market value of the entire property including the royalty stream value of minerals and aggregates was determined by an independent appraisal. The table below from Note 15 has been expanded to separate the permanent tax benefit from the provision excluding that benefit and also to provide a breakdown of discontinued operations between the Caroline County land sale and SunBelt Transport, Inc. The gain on sale before income taxes was the $5,200,000 purchase price less $259,000 of sale expenses and deductions and the $276,000 book value of the property. In future filings the Company will provide the split of discontinued operations as shown in the table below.

A summary of discontinued operations is as follows (in thousands):

                                        2011     Land   SunBelt
                                        ----     ----   -------
Revenue                              $    60        -       60
Operating expenses                      (302)       -     (302)
Gain (Loss) on sale before taxes       4,665    4,665        -
                                     -------    -----   -------
Income (loss) before income taxes    $ 5,027    4,665      362
Permanent tax benefit                  2,126    2,126        -
Provision for income taxes            (1,931)  (1,792)    (139)
Income (loss) from discontinued
   operations                        $ 5,222    4,999      223
                                     =======    =====   ======



Form 10-Q for the quarter ended December 31, 2011
-------------------------------------------------

Statements of Cash Flows
------------------------

     8. We note your disclosure at the bottom of the statements of cash flows that you recorded non-cash transactions in fiscal 2012 for a $2,043,000 receivable on previously capitalized real estate taxes on the Anacostia property. Please explain to us the nature of this transaction and tell us how it has been recorded in your financial statements as of December 31, 2011.

Company Response:

The Company reached an agreement with the District of Columbia in November 2011 concerning the assessed value of the Company's property resulting in a credit due to the Company. The taxes previously paid relating to the property were capitalized to the cost of the land as we are actively pursuing development of the property. The entry to record this agreement was to establish a receivable for the taxes and to credit the cost of the land. It is anticipated that the receivable will be collected with interest in the quarter ending September 30, 2012.

In connection with the responses contained in this letter, the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	The Company further acknowledges that the Division of Enforcement has access to all information that is provided to the staff of the Division of Corporation Finance in your review of the Company's filings or in response to your comments on the Company's filings.

	Please contact the undersigned if you have any additional comments or questions.


				Very truly yours,

				/s/ John D. Milton, Jr.
                                __________________________________
				John D. Milton, Jr.
                                Executive Vice President and
                                Chief Financial Officer